SCHEDULE 13D

Amendment No.
American West Airlines, Inc.
Class B Common Stock, $0.01 par value per share
Warrants to Purchase Class B Common Stock
Cusip # 023650203 & 023650112
Date of Event:  August 25, 1994
Filing Fee: Yes


Cusip # 023650203 & 023650112
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 2:	See Item #5
Item 4:	PF, but see Item 3
Item 6:	Commonwealth of Massachusetts
Item 7:	4,181,905 shares of Class B Common Stock (plus 656,767 shares issuable upon exercise of Warrants)
Item 8:	None
Item 9:	4,181,905 shares of Class B Common Stock (plus 656,767 shares issuable upon exercise of Warrants)
	656,767 Warrants
Item 10:	None
Item 11:	Class B Common Stock		4,838,672 shares (assumes exercise
of Warrants)
	Warrants			656,767
Item 13:	Class B Common Stock		10.90%
	Warrants			6.30%
Item 14:	HC



Item 1.  Security and Issuer.

The securities to which this statement relates are the Class B common stock, $0.01 par value per share (the "Class B Common Stock"), of America West Airlines, Inc., a Delaware corporation (the "Company"), and the Company's warrants to purchase shares of Class B Common Stock (the "Warrants," together with the Class B Common Stock, the "Securities"). The principal executive offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034.

Item 2.  Identity and Background.

  (a), (b), (c) and (f). This statement is being filed by FMR Corp., a Massachusetts corporation ("FMR"). FMR is a holding company a principal asset of which is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company, a Massachusetts corporation ("FMRC"). FMRC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 which provides investment advisory services to more than thirty investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (collectively, the "FMRC Funds"). Fidelity Management Trust Company, a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended ("FMTC"), serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans, and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (collectively, the "FMTC Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal executive offices of FMR, FMRC and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock and is Chairman of FMR. The business address and principal occupation of Mr. Johnson 3d are set forth in Schedule A hereto.

The Securities to which this statement relates are owned directly by two FMTC Funds, Belmont Fund, L.P., a Bermuda limited partnership ("Belmont I"), and Belmont Capital Partners II, L.P., a Delaware limited partnership ("Belmont II"), and one FMRC Fund, Fidelity Copernicus Fund, L.P., a Delaware limited partnership ("Copernicus"). Belmont I, Belmont II and Copernicus are sometimes referred to collectively herein as the "Funds" and each individually as a "Fund."

Belmont II directly owns 857,962 shares of the Class B Common Stock and 523,279 Warrants. Assuming exercise of all of the Warrants held by Belmont II, Belmont II would hold shares of Class B Common Stock representing approximately 3.1% of the issued and outstanding shares of Class B Common Stock. The Warrants held by Belmont II represent approximately 5.0% of the outstanding Warrants. Belmont II is managed by a corporate general partner which is a wholly-owned subsidiary of FMR.

Copernicus directly owns 2,506,365 shares of the Class B Common Stock and 100,116 Warrants. Assuming exercise of all of the Warrants held by Copernicus, Copernicus would hold shares of Class B Common Stock representing approximately 5.9% of the issued and outstanding shares of Class B Common Stock. The Warrants held by Copernicus represent approximately 1.0% of the outstanding Warrants. Copernicus is managed by a corporate general partner which is an indirect wholly-owned subsidiary of FMR.

The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

  (d) and (e).  During the last five years, none of the persons named in this
Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the Plan of Reorganization (the "Plan") of America West Airlines, Inc. (prior to its reorganization, "Old AWA") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), (i) Belmont I acquired 817,578 shares of Class B Common Stock and 33,372 Warrants from the Company for $6,939,552 in cash, (ii) Belmont II acquired (A) 601,686 shares of Class B Common Stock and 523,279 Warrants in exchange for 1,884,438 shares of common stock of Old AWA, 36,549.5 shares of Series C 9 3/4% preferred stock of Old AWA and $3,418,704 in cash, and (B) 256,276 shares of Class B Common Stock in exchange for satisfaction of certain claims which Belmont II held against Old AWA, and
(iii) Copernicus acquired (A) 53,632 shares of Class B Common Stock in exchange for satisfaction of certain claims which Copernicus held against Old AWA and (B) 2,452,733 shares of Class B Common Stock and 100,116 Warrants for $20,818,652 in cash. The numbers of shares of Class B Common Stock acquired by Belmont II and Copernicus are estimated and are subject to adjustment under the Plan. Belmont II and Copernicus each used its own assets to purchase Securities and no part of the purchase price for such Securities consisted of borrowed funds. Belmont I used funds borrowed under a Credit Agreement (the "Credit Agreement") to purchase Securities. A copy of the Credit Agreement is filed as an exhibit hereto and is hereby incorporated by reference.

Item 4.  Purpose of Transaction.

The purpose of purchasing the Securities is to acquire an equity interest in the Company in pursuit of the investment objectives established by each of the Funds. The Funds hold the Securities for investment purposes.

FMRC (in the case of Copernicus) and FMTC (in the case of Belmont I and Belmont II) intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FMRC and/or FMTC may determine to increase or decrease the Funds' equity interest in the Company by acquiring additional shares of Class B Common Stock and/or Warrants, or by disposing of all or a portion of the Securities. FMRC Funds and/or FMTC Funds other than the Funds may also purchase additional shares of Class B Common Stock and/or Warrants subject to, among other things, regulatory restrictions, the availability and prices of shares for sale and other investment opportunities that may be available to such funds.

Except as set forth herein, neither FMR, FMRC nor FMTC has any present plan or proposal which relates to or would result in:

(a)	the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	any material change in the present capitalization or dividend policy of the Company;

	(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

	(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
or

	(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

(a)	At the date hereof, Belmont II directly owns 857,962 shares of the Class
B Common Stock and 523,279 Warrants. Assuming exercise of all of the Warrants held by Belmont II, Belmont II would beneficially own 1,381,241 shares of the Class B Common Stock, representing approximately 3.1% of the issued and outstanding shares of Class B Common Stock. The Warrants beneficially owned by Belmont II represent approximately 5.0% of the outstanding Warrants.

At the date hereof, Copernicus directly owns 2,506,365 shares of the Class B Common Stock and 100,116 Warrants. Assuming exercise of all of the Warrants held by Copernicus, Copernicus would beneficially own 2,606,481 shares of the Class B Common Stock, representing approximately 5.9% of the issued and outstanding shares of Class B Common Stock. The Warrants beneficially owned by Copernicus represent approximately 1.0% of the outstanding Warrants.

Each Warrant entitles the holder thereof to purchase one share of the Class B Common Stock at an exercise price of $12.74, subject to confirmation of such exercise price by the Bankruptcy Court and to certain adjustments for dilutive
events.   The numbers of shares of Class B Common Stock owned by Belmont II and Copernicus are estimated and are subject to adjustment under the Plan.

FMR beneficially owns, through its ownership of FMRC, FMTC and the general partners of the Funds, 4,181,905 shares of Class B Common Stock and 656,767 Warrants. Assuming exercise of all of the Warrants held by the Funds, FMR would beneficially own 4,838,672 shares of the Class B Common Stock, representing approximately 10.9% of the issued and outstanding shares of Class B Common Stock. The Warrants beneficially owned by FMR represent approximately 6.3% of the outstanding Warrants.

Neither FMR, FMRC, FMTC, any of their respective affiliates nor, to the best knowledge of FMR, any of the individuals named in Schedule A hereto, beneficially owns any other shares of Class B Common Stock or Warrants.

(b)	Belmont II, acting through its general partner, and FMTC, investment manager to Belmont II, each has the power to vote and dispose of 857,962 shares of the Class B Common Stock and 523,279 Warrants. Copernicus, acting through its general partner, and FMRC, investment manager to Copernicus, each has the power to vote and dispose of 2,506,365 shares of the Class B Common Stock and 100,116 Warrants. FMR, through its control of FMTC, FMRC and the managing general partners of the Funds, has the power to vote and dispose of 4,181,905 shares of the Class B Common Stock and 656,767 Warrants.

(c)	On the Effective Date and pursuant to the Plan, (i) Belmont I acquired from the Company for $6,939,552 in cash, 817,578 shares of Class B Common Stock and 33,372 Warrants and (ii) Copernicus acquired from the Company for $20,818,652 in cash, 2,452,733 shares of Class B Common Stock and 100,116 Warrants, in each case pursuant to a Subscription Agreement dated June 28, 1994, as amended August 23, 1994 (the "Subscription Agreement"), among the Funds and AmWest Partners, L.P. ("AmWest). Pursuant to the Subscription Agreement, the Funds agreed to accept an assignment from AmWest of certain of its rights under the Third Revised Investment Agreement dated April 21, 1994 (the "Investment Agreement") between AmWest and Old AWA, including AmWest's right to purchase Class B Common Stock and Warrants from the Company.
Pursuant to the Investment Agreement, AmWest agreed to acquire on the Effective Date, in connection with and as part of the Plan, certain voting securities, debt securities and Warrants of the Company. A copy of each of the Subscription Agreement and the Investment Agreement is filed as an exhibit hereto and is hereby incorporated herein by reference.

On the Effective Date and pursuant to the Plan, (i) Copernicus also acquired from the Company 53,632 shares of Class B Common Stock in exchange for satisfaction of certain claims which Copernicus held against Old AWA and
(ii) Belmont II acquired from the Company (A) 601,686 shares of Class B Common Stock and 523,279 Warrants in exchange for 1,884,438 shares of common stock of Old AWA, 36,549.5 shares of Series C 9 3/4% preferred stock of Old AWA and $3,418,704 in cash and (B) 256,276 shares of Class B Common Stock in exchange for satisfaction of certain claims which Belmont II held against Old AWA.

Except as stated herein, no transactions in shares of Class B Common Stock or Warrants were effected during the past sixty (60) days by FMR, or, to the best knowledge of FMR, any of the individuals identified in Schedule A hereto.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
            Securities of the Issuer.

As contemplated by the Plan, the Company, the Funds and certain other stockholders of the Company are parties to a Registration Rights Agreement dated August 25, 1994 obligating the Company to register under the Securities Act of 1933, as amended, the Securities and certain other securities of the Company, including the Notes (as defined below).

As part of the Plan, the Company, Belmont I and Copernicus entered into a Note Purchase Agreement dated August 25, 1994 pursuant to which (i) Belmont I purchased from the Company $25,000,000 principal amount of the Company's 11.25% Senior Unsecured Notes Due 2001 (the "Notes") and (ii) Copernicus purchased from the Company $75,000,000 principal amount of the Notes. In order to finance its acquisition of Notes, Copernicus entered into a Master Repurchase Agreement (the "Repurchase Agreement") with Lehman Government Securities Inc. ("LGSI") pursuant to which the Notes purchased by Copernicus (the "Repurchase Notes") were sold to LGSI. The Repurchase Agreement is terminable upon demand by either party. During the term of the Repurchase Agreement, Copernicus is entitled to all interest or other payments with respect to the Repurchase Notes. Upon termination, Copernicus will be required to repurchase, and LGSI will be obligated to sell, the Repurchase Notes.



Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Credit Agreement

Exhibit 2 - Investment Agreement

Exhibit 3 - Subscription Agreement

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	FMR Corp.


	By:/s/Arthur S. Loring
	Name:  Arthur S. Loring
	Title:    Vice President - Legal


Dated:  September 19, 1994



Schedule A

The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

			 	POSITION WITH	 	   PRINCIPAL
NAME			                FMR CORP.   			OCCUPATION

Edward C. Johnson 3d		President, Director,		Chairman of the
Board
				CEO, Chairman &		and CEO - FMR
				Mng. Director

J. Gary Burkhead			Director				President - FMRC

Caleb Loring, Jr.			Director, Mng. Director  		Director -
FMR

James C. Curvey			Director, Sr. V.P.			Sr. V.P. -
FMR

William L. Byrnes		Vice Chairman,			Vice Chairman - FIL
	 			Director & Mng. Director

Robert C. Pozen			Sr. V.P. & Gen'l Counsel		Sr. V.P. &
Gen'l
	Counsel -FMR

Mark Peterson			Exec. V.P. - Management            	Exec., V.P.
- - Resources							Management
	Resources - FMR

Denis McCarthy			Sr. Vice Pres. - Administration     	Vice
Pres., Chief
				Chief Financial Officer                	Financial
Officer - FMR